EXHIBIT (a)(20)


         Not for release, publication or distribution in or into Canada,
                               Australia or Japan



                    Telewest Communications plc ("Telewest")

                 Telewest's recommended offer (the "Offer") for
                       General Cable PLC ("General Cable")
                        Results of Mix and Match Election


As envisaged in its announcement on Monday 7 September 1998, Telewest announces that as at 12 p.m. today, valid acceptances of the Offer had been received in respect of 355,876,228 General Cable shares representing approximately 97.27 per cent. of the issued share capital of General Cable.

Of the valid acceptances received under the Offer, elections for additional shares under the Mix and Match Election were made in respect of 114,252,610 General Cable shares (representing 31.23 per cent. of the issued share capital of General Cable) and elections for additional cash were made in respect of 156,355,660 General Cable shares (representing 42.74 per cent of the issued share capital of General Cable).

Holders of General Cable securities who have validly elected under Mix and Match Election for new Telewest shares in excess of their basic entitlement will have their elections satisfied in full.

Holders of General Cable securities who have validly elected under the Mix and Match Election for cash in excess of their basic entitlement will have their elections scaled back so that they will receive additional cash (over and above their cash entitlement under the basic terms of the Offer) in place of approximately 25.65 per cent. of the Telewest shares they would have received under the basic terms of the Offer.

On 23 February 1998, the date when General Cable announced that it had received indications that certain of the discussions which it was having with third parties might lead to an offer, Telewest held no General Cable shares or rights over General Cable shares.

On 29 March 1998, the date when Telewest and General Cable announced that merger discussions were at an advanced stage which might result in a recommended offer being made by Telewest for General Cable and the likely terms thereof, General Utilities Holdings Limited ("GUHL"), a subsidiary of Compagnie Generale des Eaux S.A. (now Vivendi S.A.), irrevocably undertook to accept such an offer, if made, in respect of its holding of 146,785,916 General Cable shares (representing 40.2 per cent. of General Cable's then issued share capital), if Telewest announced a firm intention to make such an offer on or before 15 April 1998. On 15 April 1998, Telewest announced the terms of the Offer (subject to certain pre-conditions which have been waived or satisfied) and GUHL confirmed its previous undertaking to accept the Offer. Acceptances in respect of these shares have now been received and are included in the acceptance figures given above.

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11 September 1998

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PRESS ENQUIRIES

TELEWEST                                            01483 750900
Charles Burdick

J. HENRY SCHRODER & CO. LIMITED ("SCHRODERS")       0171 658 6000
James Steel



Schroders, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Telewest and no one else in connection with the Offer and will not be responsible to anyone other than Telewest for providing the protections afforded to customers of Schroders or for giving advice in relation to the Offer.